Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

                                                                                 June 2, 2008

Via EDGAR

Securities and Exchange Commission
10 F Street N.E.
Washington, D.C. 20549

Triarc Companies, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

          On behalf of our client, Triarc Companies, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended, of up to 455,387,987 shares of the Company’s Class A common stock to be issued in connection with the merger with Wendy’s International, Inc.

          The Company has informed us that the filing fee in the amount of $123,446.00 has been deposited in the Securities and Exchange Commission’s account at U.S. Bank, N.A.

          Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or me at (212) 373-3088.

Very truly yours,

/s/ Jane Danek

Jane Danek

cc:	Nils H. Okeson
           Triarc Companies, Inc.
John C. Kennedy
Paul D. Ginsberg
Jeffrey D. Marell
           Paul, Weiss, Rifkind, Wharton & Garrison LLP
Leon M. McCorkle, Jr.
           Wendy’s International, Inc.
Rick L. Burdick
J. Steven Patterson
           Akin Gump Strauss Hauer & Feld LLP